Filed by Comera Life Sciences Holdings, Inc./OTR Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Comera Life Sciences Holdings, Inc. (Commission File No. 333-263377)

OTR Acquisition Corp. (Commission File No. 001-39708)

Comera Life Sciences and Intas Pharmaceuticals Announce Research Collaboration

WOBURN, Mass. & AHMEDABAD, India – April 19, 2022 – Today, Comera Life Sciences, Inc. (“Comera” or the “Company”) and Intas Pharmaceuticals Ltd. (“Intas”) announced a research collaboration to develop a new generation of bio-innovative biologic medicines to improve patient access, safety, and convenience.

Under the terms of the partnership agreement, Comera will develop a differentiated formulation of an Intas product using Comera’s innovative proprietary SQore™ formulation platform. Intas will initially provide research funding with the option to acquire global rights to the formulation through an exclusive license with responsibility for subsequent development and commercialization.

“We are excited to work with Comera to enhance therapeutic options and access for patients,” said Binish Chudgar, Vice Chairman and Managing Director of Intas Pharmaceuticals. “This collaboration will accelerate our quest to develop innovative, value-added medicines that can make a difference in patients’ lives globally,” he added.

“This collaboration is the latest step in our long-term partnership strategy to leverage our SQore platform and transition from preclinical, early-stage assets to late-stage, marketed products,” said Jeff Hackman, Chief Executive Officer and Chairman of Comera. “We look forward to working with Intas and developing a differentiated formulation that will make it easier for patients to use and increase healthcare savings.”

About Comera Life Sciences

Leading a compassionate new era in medicine, Comera Life Sciences is applying a deep knowledge of formulation science and technology to transform essential biologic medicines. The goal of this approach is to provide patients with the freedom of self-injectable care, reduce institutional dependency and to put patients at the center of their treatment regimen. On January 31, 2022, Comera Life Sciences and OTR Acquisition Corp. (Nasdaq: OTRA) (“OTR”), a publicly traded special purpose acquisition company (SPAC), announced a proposed business combination.

To learn more about the Comera Life Sciences mission, as well as the proprietary SQore™ platform, visit https://comeralifesciences.com/.

About Intas Pharmaceuticals

Intas Pharmaceuticals Ltd. is a leading vertically integrated pharmaceutical company based in Ahmedabad, India, having end-to-end capabilities of formulation development, manufacturing and marketing along with backward integration of APIs. The organisation has more than 18,000 employees and 14 manufacturing sites worldwide and sells products in more than 85 countries. The Intas Group’s revenue amounted to USD 2.2 bn in FY 2020-21 and the compounded annual growth rate of revenue has been 19% in the past 5 years.

For more information, please visit www.intaspharma.com

Forward-Looking Statements

This press release contains includes “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of OTR’s securities, (ii) the risk that the transaction may not be completed by OTR’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by OTR, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of OTR, the satisfaction of the minimum trust account amount following redemptions by OTR’s public stockholders, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Comera’s business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Comera and potential difficulties in Comera’s employee retention as a result of the proposed business combination, (viii) the outcome of any legal proceedings that may be instituted against Holdco, Comera or OTR related to the business combination agreement or the proposed business combination, (ix) the ability to maintain the listing of OTR’s securities on the Nasdaq, (x) the price of Holdco’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Comera operates, variations in performance across competitors, changes in laws and regulations affecting Comera’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Comera operates, (xiii) the risk that Comera and its current and future collaborators are unable to successfully develop and commercialize Comera’s products or services, or experience significant delays in doing so, (xiv) the risk that Comera may never achieve or sustain profitability; (xv) the risk that Comera will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Comera’s products and services, and (xix) the risk that Comera is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OTR’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Holdco’s registration statement on Form S-4 and the proxy statement/prospectus discussed above and other documents filed by Holdco or OTR from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Holdco, Comera and OTR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Holdco, Comera nor OTR gives any assurance that either Comera or OTR will achieve its expectations.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Comera Life Sciences Holdings, Inc. (“Holdco”) has filed a Registration Statement on Form S-4 which include a proxy statement of OTR and a prospectus of Holdco. The definitive proxy statement/prospectus will be sent to all OTR and Comera stockholders. Holdco and OTR will also file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and securities holders of OTR and Comera are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination and the parties to the proposed business combination. Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Holdco through the website maintained by the SEC at https://sec.gov/. In addition, the documents filed by OTR may be obtained free of charge from OTR’s website at https://otracquisition.com/investors/ or by written request to OTR Acquisition Corp., 1395 Brickell Avenue, Suite 800, Miami, Florida 33131.

Participants in the Solicitation

Holdco, OTR and Comera and their respective directors and officers may be deemed to be participants in the solicitation of proxies from OTR’s stockholders in connection with the proposed business combination. Information about OTR’s directors and executive officers and their ownership of OTR’s securities is set forth in OTR’s filings with the SEC. To the extent that holdings of OTR’s securities have changed since the amounts printed in OTR’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the preliminary proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Holdco with the SEC regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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Comera Investor Contact

John Woolford

ICR Westwicke

John.Woolford@westwicke.com

Comera Press Contact

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

Intas Media Contact

Vibhuti Bhatt

vibhutibhatt@oneadvt.com

9824079734